SUB-ITEM 77K. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 29, 2012, the Audit Committee of the Board of Directors of the Company approved the appointment of Cohen Fund Audit Services, Ltd. (“Cohen”) as the Company’s independent registered public accounting firm, replacing Ernst & Young LLP (“E&Y”).  On May 22, 2012, the Audit Committee engaged Cohen to audit the Company’s financial statements for the fiscal year ended June 30, 2012.

E&Y’s report on the financial statements of the Company for each of the fiscal years ended June 30, 2010 and June 30, 2011 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2010 and June 30, 2011, there were no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. During the fiscal years ended June 30, 2010 and June 30, 2011, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the Securities and Exchange Commission.

 The Company has requested that E&Y furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 28, 2012, is filed as Sub-Item 77Q1 to this Form N-SAR.